SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

MATERIAL FACT

NEW PETROCHEMICAL PROJECT IN MEXICO

Braskem S.A. (“Braskem”), in compliance with CVM Instruction 358/02, announces to shareholders and the market that, in association with IDESA, a traditional Mexican corporate group, it won the auction held by Pemex Gas, a state-owned Mexican company, for the acquisition of ethane, which will be used as feedstock for an integrated petrochemical project to be developed in that country ("Project Ethylene XXI").

Project Ethylene XXI, which is scheduled to start operations in 2015 and will be located in the Coatzacoalcos Petrochemical Complex in the Mexican state of Veracruz, has the main objective of supplying Mexico’s domestic market, which is currently a polyethylene importer. The Project will be installed and operated through a joint venture to be created, with IDESA’s participation and controlled by Braskem. IDESA, a Mexican company with an active presence in international markets, has three business areas: Petrochemicals, Distribution and Construction Systems. It operates several production and commercial companies through strategic alliances of recognized prestige and that are leaders in their respective markets.

Project Ethylene XXI will comprise (i) the acquisition, at competitive conditions, of ethane from Pemex Gas for a period of 20 years, (ii) the construction of a cracker unit that will use the ethane acquired as feedstock for the production of 1 million tons/year of ethylene, (iii) the construction of three integrated polymerization units for the production of 1 million tons/year of polyethylene.

The investment initially estimated for its implementation is up to US$ 2.5 billion over the course of 5 years, with shareholders planning to adopt a project finance model, with at least 70% financed through debt and the remaining 30% with shareholders’ own capital. Braskem’s board of directors has until December 2010 to come to a final investment decision.

Mexico currently imports over 1 million tons/year of polyethylene. Project Ethylene XXI integrates and complements Braskem’s strategy to become a resins leader in the Americas.

São Paulo, November 9, 2009

BRASKEM S/A

Carlos José Fadigas de Souza Filho
Chief Financial and Investor Relations Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2009
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.